September 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall Jennifer López Molina Suying Li Theresa Brillant

Re:	Maplebear Inc. Registration Statement on Form S-1 File No. 333-274213

Acceleration Request

Requested Date: September 18, 2023

Requested Time: 4:00 P.M. Eastern Time

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Maplebear Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on September 18, 2023, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
Name:	William Connolly III
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name:	Ilana Foni
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]